SECURITIES AND EXCHANGE COMMISSION

                     WASHINGTON, D.C.  20549


                            FORM 11-K



           Annual Report Pursuant to Section 15(d) of

                 Securities Exchange Act of 1934




              For the year ended December 31, 2000


                  COMMISSION FILE NUMBER 1-3506



     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:



       GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP
             CANADIAN EMPLOYEES STOCK PURCHASE PLAN


    B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:


                   GEORGIA-PACIFIC CORPORATION
                   133 Peachtree Street, N.E.
                     Atlanta, Georgia 30303

       GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP
             CANADIAN EMPLOYEES STOCK PURCHASE PLAN
           INDEX TO FINANCIAL STATEMENTS AND SCHEDULES



                                                             Pages

Report of Independent Accountants                            3

Financial statements:

      Statements of Financial Condition as of
           December 31, 2000 and 1999                         4

      Statements of Income and Changes in Plan Equity for
           the years ended December 31, 2000, 1999 and 1998   5

      Notes to Financial Statements                           6-9

Supplemental schedules:

      Schedules I, II and III are omitted because they are not applicable or because substantially all of the information is provided within the financial statements.

Signatures                                                   10

Exhibits:

      4     Georgia-Pacific Corporation - Georgia-Pacific
          Group Canadian Employees Stock Purchase Plan, as amended and restated effective August 28, 1995, and subsequently amended (Filed as Exhibit 99 to the Corporation's Registration Statement on Form S-8 as filed with the Commission on March 30, 2001, and incorporated herein by this reference thereto)

                REPORT OF INDEPENDENT ACCOUNTANTS


To Georgia-Pacific Corporation:


In our opinion, the accompanying statements of financial condition and the related statements of income and changes in plan equity present fairly, in all material respects, the financial condition of the Georgia-Pacific - Georgia-Pacific Group Canadian Employees Stock Purchase Plan (the "Plan") at December 31, 2000 and 1999, and the income and changes in plan equity for each of the three years ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.


PRICEWATERHOUSECOOPERS LLP

Chicago, Illinois
March 28, 2001

       GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP
             CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                STATEMENTS OF FINANCIAL CONDITION
                As of December 31, 2000 and 1999

                                                                              2000         1999

Assets

Cash                                                                           $0       $72,791

Contributions receivable:
    Employer
       Basic                                                                2,556        27,218
       Additional                                                           6,540        21,992
    Employee                                                                4,903        54,374

Investment in common stock, at market value:
     Georgia Pacific (historical cost:  2000 - $1,273,357)              1,512,302             0
     Fort James (historical cost:  1999 - $2,283,108)                           0     1,776,610
     Crown Vantage (historical cost:  2000 - $27,321 and 1999 - $27,909)       18         2,327
                                                                        ________________________


Total Assets                                                           $1,526,319    $1,955,312


Liabilities

Bank overdraft                                                             81,587             0
Withdrawals payable                                                        22,893             0
                                                                        ________________________

Total Liabilities                                                         104,480             0

Plan Equity                                                            $1,421,839    $1,955,312
                                                                       ========================


   The accompanying notes are an integral part of the financial statements.


       GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP
             CANADIAN EMPLOYEES STOCK PURCHASE PLAN
         STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY
      For the years ended December 31, 2000, 1999 and 1998


                                                 2000        1999        1998
ADDITIONS:
Investment income:
     Cash dividends on common stock                   $20,150      $33,782      $30,463
     Realized gains                                   321,768       24,557        7,057
     Interest on bank deposits                             92          144          379
                                                    _____________________________________
Total investment income                               342,010       58,483       37,899
                                                    _____________________________________

Change in net unrealized appreciation (depreciation)
   in fair value of investments                       743,722     (758,707)     (147,663)
                                                    _____________________________________

Contributions and deposits:
    Deposits by participating employees               278,343      728,661      645,737
    Contributions by employer
        Basic                                         165,777      367,084      324,268
        Additional                                      6,605       21,696       18,119
        Administrative costs                            9,509       17,244       17,739
Total contributions and deposits                      460,234    1,134,685    1,005,863
                                                    ___________________________________
Total Additions                                     1,545,966      434,461      896,099
                                                    ___________________________________
DEDUCTIONS:
Withdrawals and expenditures:
    Distributions to participants (note 6)         (1,796,112)     (855,622)   (844,035)
    Administrative costs                               (9,509)     (17,244)     (17,739)
                                                   _____________________________________
Total withdrawals and expenditures                 (1,805,621)     (872,866)   (861,774)
    Foreign currency remeasurement gain (loss)       (273,818)       15,705     (22,345)
                                                   _____________________________________

Total Deductions                                   (2,079,439)     (857,161)   (884,119)
                                                   _____________________________________


Net (decrease) increase in plan equity               (533,473)     (422,700)     11,980


Plan equity, beginning of year                      1,955,312     2,378,012   2,366,032
                                                   ______________________________________

Plan equity, end of year                           $1,421,839     $1,955,312 $2,378,012
                                                   ====================================

  The accompanying notes are an integral part of the financial statements.

       GEORGIA-PACIFIC CORPORATION - GEORGIA-PACIFIC GROUP
             CANADIAN EMPLOYEES STOCK PURCHASE PLAN
                  NOTES TO FINANCIAL STATEMENTS

1. General


   The Georgia-Pacific Corporation - Georgia-Pacific Group Canadian Employees Stock Purchase Plan (the "Plan"), formerly the Fort James Corporation Canadian Employees Stock Purchase Plan, was originally adopted by the Board of Directors of Fort James Corporation ("Fort James") for the benefit of the employees of certain operating subsidiaries of Fort James located in Canada (the "Participating Companies"). As of December 31, 1999, the Participating Companies included Fort James Marathon, Ltd. ("Marathon") and Fort James Canada, Inc. ("FJ Canada"). On January 31, 2000, Fort James sold Marathon to a joint venture between Tembec, Inc. and Kruger, Inc., and as a result, FJ Canada was the only Participating Company, as of December 31, 2000.

   As a result of the sale of Marathon, the Marathon employees were no longer eligible to participate in the Plan as of
   January 22, 2000. The entire Plan account balances of Marathon employees were distributed to such participants by March 22, 2000, in one of the following forms of distribution: (i) cash; (ii) share certificates; or (iii) transfer of shares to a Participant's brokerage account.

   On November 27, 2000, Fort James was acquired by Georgia-Pacific Corporation ("G-P"). As part of the acquisition, G-P exchanged $29.60 in cash and 0.2644 shares of Georgia-Pacific Group common stock, par value $0.80 per share ("G-P Group Stock") for each outstanding share of Fort James common stock, par value $0.10 per share ("FJ Stock").

2. Summary of significant accounting policies


   Cash

   Substantially  all  contributions to the  Plan  are  initially
   invested  in  an interest-bearing account       pending  their
   investment in G-P Group Stock. Interest earned on such cash balances is credited to the Participants' accounts. Cash balances are stated at cost which approximates market value.

   Investment valuation

   The investments include G-P Group Stock and Crown Vantage Inc. common stock ("CV Stock") (see Note 3). The investments in G-P Group Stock and CV Stock are stated at market value, based on the closing price on the New York Stock Exchange Composite Tape (the Over the Counter Bulletin Board for CV Stock) on the last trading day of the period. The closing market value per share of G-P Group Stock was $31.125 on December 31, 2000. The closing market value per share of the CV Common Stock was $0.02 on December 31, 2000.

   Security transactions and related investment income

   Security transactions are accounted for as of the trade date and dividend income is recorded as of the date of declaration. The cost of securities sold is determined on an average-cost basis. The assets of the Plan are held by Canada Trust (the "Trustee") under a Trust Agreement dated August 23, 1989.
                                 6

    Contributions and deposits

    Employee and employer contributions are recorded on an accrual basis as of the date the employees' contributions are withheld from the employees' compensation. Employee and employer contributions are transferred to the Trustee on a monthly basis. The Trustee uses such contributions to periodically purchase shares of G-P Group Stock, which are allocated to each Participant's account. Residual cash amounts held by the Trustee are carried forward to the next month.

    Foreign currency remeasurement

    The functional currency of the Plan is the U.S. dollar. Assets and liabilities of the Plan (except investments in common stock, which are stated at U.S. dollar market value) are remeasured from Canadian dollars to U.S. dollars at the applicable year-end exchange rate. The cost of investments in common stock and the related unrealized appreciation or depreciation are remeasured at applicable historical exchange rates. Investment income, contributions and deposits, and withdrawals and expenditures are remeasured at average exchange rates for the three years ended December 31, 2000. Foreign currency remeasurement gains and losses are included in the net (decrease) increase in Plan equity.

    Withdrawals

    Participants may elect, at any time, to either withdraw whole shares of common stock or have their shares sold and have the net cash proceeds distributed to them. A Participant who elects an in-service withdrawal will not be allowed to make contributions to the Plan for a period of three months from the date of the withdrawal. Additionally, the Participant will not receive an Additional Employer Contribution (as defined in note 3), if the Participant elects an in-service withdrawal from his Restricted Account (as defined in note 3) within the preceding two calendar years before such Additional Employer Contribution is made to the Plan. Withdrawals of common stock from the Plan by Participants are accounted for at the average historical cost of the common stock distributed plus cash paid in lieu of fractional shares, where applicable. Withdrawals in cash or in connection with shares sold for distributions of fractional shares are accounted for at the fair market value of the related common stock. Any Participant contributions, which have not yet been applied to the purchase of common stock, will also be paid to each withdrawing Participant.

    Administrative costs

    The Plan is reimbursed by the Participating Companies for its administrative  and  operating costs,  except  for  brokerage
    fees.   Brokerage fees are included in the cost of  acquiring
    common stock and thus are borne by the Participants.

    Use of estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results may differ from those estimates.

    Risks and Uncertainties

    The Plan's investments are exposed to market risk. Due to the degree of risk and uncertainty associated with the market value of investment securities, it is at least reasonably possible that near term changes in the market value of securities held by the Plan could materially effect participants' account balances and the amounts reported in the financial statements.

3.  Description of Plan

    The Plan was originally established to enable eligible employees of certain Fort James subsidiaries located in Canada to acquire an ownership interest in Fort James, the ultimate holding company. On November 27, 2000, G-P assumed sponsorship of the Plan and continues to maintain the Plan to allow for the investment in G-P Group Stock by employees of Fort James Canada, Inc.

    On August 28, 1995, Fort James spun-off part of its Communications Papers business, as well as the specialty paper based portion of its Packaging Business, into a new company, Crown Vantage Inc. ("Crown Vantage"). On August 25, 1995, Fort James shareholders received one share of CV Stock for each ten shares of FJ stock held by the shareholder. Following the spin-off, the Plan was amended to allow for the inclusion of CV Stock as an investment. However, Participants were not permitted to direct the investment of their future contributions in CV Stock. A Participant may receive a distribution, at any time, of all or a portion of CV Stock credited to the Participant's account in accordance with the withdrawal provisions of the Plan.

    Participants may elect to contribute into the Plan, through payroll deductions, from 1% to 10% of their compensation to be used to purchase G-P Group Stock for their benefit. 100% of a Participant's contributions are invested in G-P Group Stock. Participant contributions of up to six percent of compensation ("Basic Member Contributions") are matched by the Participating Companies ("Basic Employer Contributions") based on the following schedule:



     Participant's                      Participating
        contributions                  Company's
                                   Contributions as
                                     a percentage
                                   of Participant's
                                     contributions

     1% of compensation                     100%
     2% of compensation                      65%
     3% to 6% of compensation                50%


   The   Participating  Companies  make  no  contributions   with
   respect to a Participant's contribution in excess of six percent of the Participant's compensation.

   The Participating Companies make "Additional Employer Contributions" on or before March 31 of each calendar year with respect to each Participant in its employ, on the preceding December 31, who has not withdrawn any common stock from his Restricted Account (hereinafter defined) during either of the two immediately preceding calendar years. The amount of the Additional Employer Contribution allocated to the Participant's account equals 10% of the Participant's aggregate Basic Employer Contributions made during the two preceding calendar years.

   Each Participant's "Restricted Account" includes the Basic Member Contributions and Basic Employer Contributions made at any time during the current or immediately preceding calendar year, and any G-P Group Stock or CV Common Stock purchased with such contributions.

   The Additional Employer Contribution receivable reflected on the Statement of Financial Condition as of December 31, 2000, represents the accrued contribution related to the 1999 Basic Employer Contributions of qualifying Participants to be paid to the Plan by March 31, 2001. The Additional Employer Contribution accrued as of December 31, 1999, which related to the 1998 Basic Employer Contributions of qualifying Participants, was paid to the Plan before March 31, 2000.

   Each Participant is fully vested in his contributions, Basic Employer Contributions, Additional Employer Contributions, and any earnings thereon at all times. The Plan had approximately 229 Participants as of December 31, 2000, and 501 Participants as of December 31, 1999.

4. Contributions to the Plan

   Employee  and  employer  contributions  for  the  years  ended
   December 31, 2000, 1999 and 1998 were as follows:


                             2000                   1999                  1998
               __________________    ____________________   ____________________
               Employee  Employer    Employee    Employer   Employee  Employer


Marathon        $26,544  $33,486     $497,282    $272,685   $433,272    $244,386
FJ Canada       251,799  148,405      231,379     133,339    212,465     115,740
               __________________    ____________________   ___________________

               $278,343  $181,891    $728,661    $406,024   $645,737    $360,126
               ==================    ====================   ====================


5.  Investment in common stock

    The unrealized appreciation or depreciation of investment in common stock as of December 31, 2000, 1999 and 1998 and the change in such amount during each period were as follows:



                                   Market          Cost           Unrealized
                                    value                       appreciation
                                                               (depreciation)

December 31, 1997                     $2,272,437  $1,898,147        $374,290
Change for the year ended                (93,850)     54,083        (147,663)
December 31, 1998                    _________________________________________

December 31, 1998                     2,178,857    1,952,230         226,627
Change for the year ended              (399,920)     358,787        (758,707)
December 31, 1999                    _________________________________________

December 31, 1999                     1,778,937    2,311,017        (532,080)
Change for the year ended              (266,617)  (1,010,339)        743,722
December 31, 2000                   _________________________________________

December 31, 2000                     $1,512,320  $1,300,678      $211,642
                                    __________________________________________

   The Plan held 48,588 shares of G-P Group Stock as of December 31, 2000 and 64,889 shares of FJ Stock as of December 31, 1999. In addition, the Plan held 1,126 shares and 1,128
   shares   of   CV  Stock  on  December  31,  2000   and   1999,
   respectively.

6. Distributions to participants

   Distribution to Participants include termination payments or withdrawals by Marathon employees amounting to $74,411 and capital disbursements for Marathon employees of $1,045,227 arising from the agreement dated January 22, 2000 whereby Marathon employees were no longer eligible to participate in the Plan.

7. Tax status

   The  Plan  is  an employee profit sharing plan as  defined  in
   Section 144(1) of the Income Tax Act of Canada. All amounts contributed to a Participant's account are taxable to such Participant under Canadian income tax rules. No U.S. taxes are paid or withheld on amounts contributed.
                                 9

                           SIGNATURES

   Pursuant to the requirements of the Securities Exchange Act of 1934, Georgia-Pacific Corporation, the Plan Administrator has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

                                  GEORGIA-PACIFIC CORPORATION -
                                  GEORGIA-PACIFIC GROUP CANADIAN
                                  EMPLOYEES STOCK PURCHASE PLAN

                                  By:    /s/ Patricia A. Barnard

                                          Patricia A. Barnard
                                          Executive Vice
                                          President -
                                          Human Resources


                                  Date: March 29, 2001



                               10